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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                       ALLIANCE FIBER OPTIC PRODUCTS INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                    018680108
                                 (CUSIP Number)

                               SEPTEMBER 19, 2005
             (Date of Event Which Requires Filing of this Statement)

                                   Amanda Soh
                            Transpac Capital Pte Ltd.
                Level 31, Bank of China Building, 4 Battery Road
                                Singapore 049908
                                 (65-6224 1211)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.: 018680108


--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Transpac Nominees Pte Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Republic of Singapore
--------------------------------------------------------------------------------
               5.   Sole Voting Power
  NUMBER OF         1,931,647
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          0
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           1,931,647
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,931,647
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     4.905%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------


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Item 1.

         (a) Name of Issuer: Alliance Fiber Optic Products Inc.

         (b) Address of Issuer's Principal Executive Offices:

                           275 Gibraltar Drive
                           Sunnyvale, CA 94089
Item 2.

         (a)      Name of Person Filing: Transpac Nominees Pte Ltd.

         (b)      Address of Principal Business Office:
                                Level 31, Bank of China Building, 4 Battery Road Singapore 049908

         (c)      Citizenship: Republic of Singapore

         (d)      Title of Class of Securities: Common Stock, Par Value $0.001

         (e)      CUSIP Number: 018680108

Item 3.  Not Applicable.

Item 4.  Ownership

         (a)      Amount Beneficially Owned: -1,931,647-

         (b)      Percent of Class: 4.905%

                  (1) Transpac Nominees Pte Ltd. ("Transpac") filed an initial Schedule 13G on February 14, 2001 with respect to its ownership of 2,900,000 shares of Common Stock. Transpac became the registered holder of such shares of Common Stock by virtue of the effectiveness of that certain Form S-1 of Alliance Fiber Optic Products Inc. on or about November 21, 2000 and the completion of the initial public offering of Common Stock of Alliance Fiber Optic Products Inc. Upon completion of such initial public offering, Transpac's 2,900,000 shares of preferred stock in Alliance Fiber Optic Products Inc. automatically converted into Common Stock on a one-for-one basis. Transpac currently is the registerd holder of 1,931,647 shares of Common Stock.

                  (2) Based on 39,384,052, the number of shares of Common Stock outstanding as of June 30, 2005, Transpac's percentage ownership is 4.905% as of the date of this filing.


         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote -1,931,647-

                  (ii)     shared power to vote or to direct the vote -0-

                  (iii) sole power to dispose or to direct the disposition of -1,931,647-

                  (iv) shared power to dispose or to direct the disposition of -0-

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8. Identification and Classification of Members of the Group

         Not Applicable.

Item 9. Notice of Dissolution of a Group

         Not Applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                     [Remainder of page intentionally blank]


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       September 20, 2005


                                       TRANSPAC NOMINEES PTE LTD., a Republic of
                                       Singapore limited liability company


                                       By: /s/ Cheryl Van Steenwyk
                                           -------------------------------------
                                           Cheryl Van Steenwyk
                                           Director